

07005775

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-37597 |

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Laguna Financial Corporation

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

650 N. First Street
(No. and Street)

San Jose, (City) CA (State) 95112 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Alex Alonzo 408 295-5600
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Yun Ye
(Name – *if individual, state last, first, middle name*)

161 Stevie Ct. (Address) Fremont (City) CA (State) 94539 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 11 2007
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Yun Ye, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Laguna Financial Corporation, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CPA

Title

Notary Public


JENNIFER R. WEST
COMM. NO. 1467418
NOTARY PUBLIC - CALIFORNIA
SANTA CLARA COUNTY
COMM. EXPIRES FEB. 2, 2008

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

## OATH OR AFFIRMATION

I, Alex Alonzo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Laguna Financial Corporation, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title



Notary Public



JENNIFER R. WEST
COMM. NO. 1467418
NOTARY PUBLIC - CALIFORNIA
SANTA CLARA COUNTY
COMM. EXPIRES FEB. 2, 2008


This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# LAGUNA FINANCIAL CORPORATION

## AUDITED
## FINANCIAL STATEMENTS
## For the Year Ended December 31, 2006

**LAGUNA FINANCIAL CORPORATION**

**CONTENTS:**

**Yun Ye, CPA**
Fremont, California

Accountant's Audit Report

Board of Directors
Laguna Financial Corporation
650 North First Street
San Jose, CA 95112

I have audited the accompanying balance sheet of Laguna Financial Corporation as of December 31, 2006, and the related statement of income, retained earnings, and cash flow for the year then ended. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion of these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above, present fairly in all material respects, the financial position of Laguna Financial Corporation as of December 31, 2006 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

My audit was made for the purpose of forming an opinion of the basic financial statements taken as a whole. The supplemental schedules and reports on pages 8 through 12 are presented for purposed of additional analysis and are not a required part of the basic financial statements, and in my opinion, is fairly stated in all material respects in relation to the basic financial statement taken as a whole.

February 23, 2007

**LAGUNA FINANCIAL CORPORATION**
**Balance Sheet**
**For the year ended December 31, 2006**

| | | |
|---|---|---|
| Assets | | |
| Current Assets | | |
| Cash | $ | 1,444 |
| Accounts Receivable | | 21,410 |
| Prepaid Expense | | |
| Loan Receivable | | 259,338 |
| Total Current Assets | | 282,192 |
| Securities Owned | | |
| Marketable, at market value | | 114,089 |
| Not readily marketable, at estimated fair value | | 22,240 |
| Total investment in Securities | | 136,329 |
| Property & Equipment | | |
| Equipment & Vehicle | | |
| Less Accumulated Depreciation value | | |
| Net property & Equipment | | - |
| Deposit | | 300 |
| Total Assets | $ | 418,821 |
| Liabilities & Stockholders Equity | | |
| Current Liabilities | | |
| Accounts Payable | $ | - |
| Margin Account | | 69,855 |
| Income Tax Payable | | - |
| Payroll Tax Payable | | 6,567 |
| Pension payable | | - |
| Total Current Liabilities | | 76,422 |
| Long-term Liabilities | | |
| Total Long-term Liabilities | | - |
| Total Liabilities | | 76,422 |
| Stockholders Equity | | |
| Common Stock, no par value, 1,000 shares authorized | | |
| 200 shares issued & outstanding | | 42,000 |
| Retained Earnings | | 300,399 |
| Total Stockholders Equity | | 342,399 |
| Total Liabilities and Stockholders Equity | $ | 418,821 |

See accompanying auditor's report and notes to financial statements

**LAGUNA FINANCIAL CORPORATION**
**Statement of Income**
**For the year ended December 31, 2006**

| | | |
|---|---|---|
| Revenue | | |
| Commissions | $ | 114,961 |
| Dividend Income | | 17,197 |
| Interest Income | | 0 |
| Realized gain (loss) sale of investments | | 8,181 |
| Unrealized holding gain (loss) on investments | | (9,931) |
| Total Revenue | | 130,409 |
| Operating Expenses: | | |
| Administrative | $ | 15 |
| Bank Charges | | 233 |
| Client cost | | 400 |
| Dues & subscriptions | | 3,302 |
| Filing Fees | | 20 |
| Interest | | 6,959 |
| License | | 25 |
| Profit Sharing | | 11,688 |
| Penalty | | - |
| Rent | | 9,000 |
| Salary | | 46,750 |
| Supplies | | - |
| Taxes/payroll | | 3,918 |
| Telephone/Utilities | | 1,006 |
| Total Operating Expense | | 83,316 |
| Net Income (loss) before Income Taxes | | |
| Income Taxes (Note 5) | | |
| Taxes- Federal | | - |
| Taxes- State | | 800 |
| Total Income Taxes | | 800 |
| Net Income | $ | 46,293 |

See accompanying auditor's report and notes to financial statements

**LAGUNA FINANCIAL CORPORATION**
**Statement of Changes in Stockholders' Equity**
**For the year ended December 31, 2006**

| | | |
|---|---|---|
| Balance December 31, 2005 | $ | 296,106 |
| Net Income (Loss) for the year | | 46,293 |
| Balance December 31, 2006 | $ | 342,399 |

See accompanying auditor's report and notes to financial statements

**LAGUNA FINANCIAL CORPORATION**
**Statement of Cash Flows**
**For the year ended December 31, 2006**

| | |
|---|---|
| Cash flows from operating activities: | |
| Net Income (Loss) | 46,293 |
| Adjustments to reconcile net income to net cash provide by operating activities | |
| Depreciation | |
| Gain on sale of investments | (8,181) |
| Unrealized loss on investment | 9,931 |
| (Increase)Decrease in: | |
| Accounts Payable | - |
| Accounts Receivable | (2,916) |
| Prepaid Expense | 1,289 |
| Other Payable | (3,429) |
| Income Tax Payable | - |
| Total Adjustment | (3,305) |
| Net Cash Provided by Operating | 42,987 |
| Cash flows from investing activities: | |
| Purchase of marketable securities | (73,258) |
| Proceeds from sale of marketable securities | 128,325 |
| Reduced (Increased) Margin Account | 46,805 |
| Capital expenditures | - |
| Net cash provided by (used in) investing activities | 101,872 |
| Cash flow from financing activities: | |
| Loan Receivable | (145,700) |
| Long term borrowing | - |
| Net cash provided by financing activities | (145,700) |
| Net change in cash and equivalents | (841) |
| Net cash and equivalents, beginning 12/31/2005 | 2,285 |
| Net cash and equivalents, ending 12/31/2006 | 1,444 |

| | |
|---|---|
| Supplemental disclosure of Cash Flow information | |
| Cash paid during the year for | |
| Income taxes | 800 |
| Interest | 6,959 |

See accompanying auditor's report and notes to financial statements

**LAGUNA FINANCIAL CORPORATION**

**NOTES TO FINANCIAL STATEMENTS**

---

1. SUMMARY OF SIGNIFICAT ACCOUNTING POLICIES

Organization – the company was incorporated on March 6, 1987, pursuant to the laws of California to engage principally in the business of Securities Dealer/Broker.

Accounting Method – Income and expenses are reported on the accrual basis, which means that income is recognized as it is earned and expenses are recognized as they are incurred.

Property and Equipment – Property and equipment are stated at cost. The company depreciates its property and equipment using the straight line method base on the estimated useful lives of the assets.

Investment in Marketable Securities – Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by the board of directors. The resulting difference between cost and market (or fair value) in included in income.

| Aggregate Cost | Aggregate Market Value | Difference |
|---|---|---|
| $146,258 | $136,327 | $9,931 |

2. PENSION AND PROFIT SHARING PLAN

The Company's Pension Plan was terminated. Under the remaining Profit Sharing Plan, the firm is permitted to contribute a maximum of 25% of the compensation of each active participant. The contributions to the Profit Sharing Plan are discretionary.

3. CAPITAL REQUIREMENTS

The company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. For the year ended December 31, 2006, the minimum net capital requirement of the Company was $5,000. At December 31, 2006, the company had net capital of $12,799.

4. RELATED PARTY TRANSACTIONS

The company's accounting books and records and income tax returns are maintained and prepared by Alex Alonzo Accountancy Corporation (AAAC), which is 100% owned by the sole shareholder of Laguna Financial Corporation. The company pays AAAC $750 per month for administrative and facility expense.

The company has loan receivable of $259,338 from Alex Alonzo, who is the sole shareholder of Laguna Financial Corporation.

5. INCOME TAXES

The company has made S Corporation election effective at year ended 12/31/2001. In general, S Corporation does not pay any federal income tax. Shareholders of the S Corp. must report their shares of corporation income and deductions on their own tax returns. The income tax provision consists of the following

| Current tax provision: | |
|---|---|
| State Income Tax | $ 800 |

6. SEC RULE 15-C-3-3 EXEMPTION

The company is exempt from SEC Rule 15C-3-3 by virtue of the fact that pursuant to Section 15C-3-3(K0-2ii), the firm holds no customer securities or customer funds.

# SUPPLEMENTAL SCHEDULES AND REPORTS

February 26, 2007

U.S. Securities and Exchange Commission
Washington D. C. 20549

Gentlemen:

I, Yun Ye, affirm that, to the best of my knowledge and belief, no material inadequacies were found to exist in regard to the Laguna Financial Corporation Financial Statements, for the year ended December 31, 2006 is accurate.



Yun Ye
Certified Public Accountant

2/26/07

Date

**LAGUNA FINANCIAL CORPORATION**
**Computation of Net Capital Under Rule 15c3-1**
**For the year ended December 31, 2006**

| | |
|---|---|
| Net Capital | |
| Total Stockholder's Equity | $ 342,399 |
| Deduct Stockholders' Equity not allowable | - |
| Total Stockholder's Equity Qualified for Net Capital | 342,399 |
| | |
| Add | |
| A. Liabilities subordinate to claims of general creditors allowable in computation of net capital | |
| B. Other (deductions)of allowable credits - | |
| Total capital and Allowable Subordinated Liabilities | 342,399 |
| Deductions and/or Charges | |
| A. Non-allowable assets | (297,728) |
| Security not readily marketable | - |
| Exchange membership | |
| Furniture, equipment and leasehold imp. | |
| Other assets | - |
| | 44,671 |
| B. Secured demand note deficiency | |
| C. Commodity futures contracts and spot commodities - proprietary capital charges | |
| D. Other deductions and/or charges | |
| Net Capital before Haircuts on Securities Positions | 44,671 |
| Haircut on securities | |
| (computed, where applicable, pursuant to rule 15c3-1(f)) | |
| A. Contractual securities commitments | |
| B. Deficit in securities collateralizing secured demand notes | |
| C. Trading and investment securities | |
| 1 Exempt securities | |
| 2 Debt securities | |
| 3 Options | |
| 4 Other securities | (19,954) |
| D. Undue concentrations | (11,918) |
| E. Other | |
| | |
| Net Capital | 12,799 |

See accompanying auditor's report and notes to financial statements

**LAGUNA FINANCIAL CORPORATION**
**Reconciliation of Net Capital Per Audit to Net Capital Per Focus**
**For the year ended December 31, 2006**

| | Per Audit | Per Focus | Difference |
|---|---|---|---|
| Net Capital | | | |
| Total Stockholder's Equity | $ 342,399 | $ 342,399 | $ (0) |
| Deduct Stockholders' Equity not allowable | - | - | - |
| Total Stockholder's Equity Qualified for Net Capital | 342,399 | 342,399 | (0) |
| Add | | | |
| A. Liabilities subordinate to claims of general creditors allowable in computation of net capital | | | |
| B. Other (deductions)of allowable credits - | | | |
| Total capital and Allowable Subordinated Liabilities | 342,399 | 342,399 | (0) |
| Deductions and/or Charges | | | |
| A. Non-allowable assets | (297,728) | (297,728) | - |
| Security not readily marketable | | | - |
| Exchange membership | | | |
| Furniture, equipment and leasehold imp. | - | - | - |
| Other assets | | | - |
| | 44,671 | 44,671 | (0) |
| B. Secured demand note deficiency | | | |
| C. Commodity futures contracts and spot commodities - proprietary capital charges | | | |
| D. Other deductions and/or charges | | | |
| Net Capital before Haircuts on Securities Positions | 44,671 | 44,671 | (0) |
| Haircut on securities | | | |
| (computed, where applicable, pursuant to rule 15c3-1(f)) | | | |
| A. Contractual securities commitments | | | |
| B. Deficit in securities collateralizing secured demand notes | | | |
| C. Trading and investment securities | | | |
| 1 Exempt securities | | | |
| 2 Debt securities | | | |
| 3 Options | | | - |
| 4 Other securities | (19,954) | (19,954) | |
| D. Undue concentrations | (11,918) | (11,918) | - |
| E. Other | | | |
| Net Capital | 12,799 | 12,799 | (0) |

See accompanying auditor's report and notes to financial statements

February 26, 2007

U.S. Securities and Exchange Commission
Washington D. C. 20549

Gentlemen:

I, Yun Ye, affirm that, to the best of my knowledge and belief, the balance sheet of Laguna Financial Corporation, as of December 31, 2006, and the related statements of income, retained earnings, and statement of cash flow for the period January 1, 2006 to December 31, 2006, in conformity with generally accepted accounting principles.

My examination was made in accordance with generally accepted auditing standards, and accordingly, included such tests of the accounting records and such other auditing procedures as I considered necessary in the circumstances.

I further affirm that neither the company nor any employee has a financial interest in Laguna Financial Corporation as of December 31, 2006.



Yun Ye
Certified Public Accountant

2/26/07
Date

END